Exhibit 99.1

GRUPO TFM COMPANY CONTACT:
Jacinto Marina, Acting Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Leon Ortiz, Treasurer
011-525-55-447-5847
(lortiz@gtfm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts, media)
312-726-3600
(kwalczak@dresnerco.com)

 FOR IMMEDIATE RELEASE
THURSDAY, FEBRUARY 6, 2003

TFM, S.A. DE C.V. COMPLETES EXCHANGE OFFER
FOR ITS 12.50% SENIOR NOTES DUE 2012

Mexico City, February 6, 2003 - Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), announced today that its subsidiary, TFM, S.A. de C.V. ("TFM"), has successfully completed its exchange offer for its outstanding unregistered 12.50% Senior Notes due 2012 (the "Outstanding Notes"). Holders of approximately $179,675,000 in principal amount, representing nearly 100% of the total principal amount of the Outstanding Notes, tendered their Outstanding Notes for an equal principal amount of new registered notes (the "Exchange Notes"). The Exchange Notes were issued on February 4, 2003.

The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except for the transfer restrictions and registration rights relating to the Outstanding Notes. The exchange offer was made upon the terms and subject to the conditions set forth in the prospectus, dated January 3, 2003, and the letter of transmittal related to the exchange offer. The exchange offer commenced on January 3, 2003 and expired on January 31, 2003 (the "Expiration Date"). Tenders may not be withdrawn after the Expiration Date.

The exchange offer was made solely by the prospectus dated January 3, 2003, the related letter of transmittal, and any amendments or supplements thereto. This announcement is neither an offer to purchase nor a solicitation of an offer to sell TFM notes. The exchange offer was not made to, nor were tenders accepted from, or on behalf of, holders of Outstanding Notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof was not in compliance with the laws of such jurisdiction.

Headquartered in Mexico City, TFM operates Mexico's Northeast railway and carries over forty percent (40%) of the country's rail cargo. Visit TFM's web site at www.tfm.com.mx. The site offers Spanish/English language options. Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) and Kansas City Southern (NYSE: KSU) are owners of the controlling interest in TFM.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Companies' managements as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; and other risks. These risk factors and additional information are included in Grupo TFM's and TFM's reports on file with the Securities and Exchange Commission.